SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 3)1

                                PC Etcetera, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.10 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   693189 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)





--------
         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall to all other provisions of the Act (however, see the Notes).

---------------------------             ----------------------------------------
CUSIP NO. 693189 10 2                   Page  2  of  5   Pages
---------------------------             ----------------------------------------

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Gilbert H. Steinberg
   ###-##-####
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                (a) |_|
                                (b) |_|
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
--------------------------------------------------------------------------------
                        5  SOLE VOTING POWER

                           76,813
                        --------------------------------------------------------
      NUMBER OF         6  SHARED VOTING POWER
       SHARES
    BENEFICIALLY           818,343
      OWNED BY          --------------------------------------------------------
        EACH            7  SOLE DISPOSITIVE POWER
      REPORTING
       PERSON              324,240
        WITH            --------------------------------------------------------
                        8  SHARED DISPOSITIVE POWER

                           -0-
--------------------------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   895,156
--------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*    |_|


--------------------------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

   28.0%
--------------------------------------------------------------------------------
12 TYPE OF REPORTING PERSON*

   IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

---------------------------             ----------------------------------------
CUSIP NO. 693189 10 2                   Page  3  of  5   Pages
---------------------------             ----------------------------------------


Item 1(a)    Name of Issuer:

         PC Etcetera, Inc.

Item 1(b)    Address of Issuer's Principal Executive Offices:

         462 Seventh Avenue
         New York, NY 10018

Item 2(a)    Name of Person Filing:

         Gilbert H. Steinberg

Item 2(b)    Address of Principal Business Office or, if none, Residence:

         585 Stewart Avenue, Suite LL-24
         Garden City, NY 11530

Item 2(c)    Citizenship:

         United States of America

Item 2(d)    Title of Class of Securities:

         Common Shares, par value $.10 per share

Item 2(e) CUSIP Number:

         693189 10 2

Item 3 This statement is not filed pursuant to Rule 13d-l(b) or 13d-2(b).

Item 4(a) Amount Beneficially Owned as of December 31, 1996:

895,156. Includes 818,343 shares owned by Terry I. Steinberg (285,458), Joseph Sabrin (285,458) and Gilbert H. Steinberg (247,427) which are held subject to a Voting Trust Agreement among them, expiring in December 1997, wherein the Messrs. Steinberg exercise joint voting control as co-trustees. Each of the Messrs. Steinberg and Sabrin retains dispositive control over their respective shares. Also includes 74,413 shares issuable upon the exercise of outstanding warrants.

Item 4(b)    Percent of Class:

         28.0%

---------------------------             ----------------------------------------
CUSIP NO. 693189 10 2                   Page  4  of  5   Pages
---------------------------             ----------------------------------------



Item 4(c) Number of shares as to which such person has:

         (i) sole power to vote or to direct the vote: 76,813

         (ii) shared power to vote or to direct the vote: 818,343

         (iii) sole power to dispose or to direct the disposition of: 324,240

         (iv) shared power to dispose or to direct the disposition of: -0-

Item 5    Ownership of Five Percent or Less of a Class.

         Inapplicable.

Item 6 Ownership of More than Five Percent on Behalf of Another Person.

         Inapplicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

         Inapplicable.

Item 8 Identification and Classification of Members of the Group.

         Inapplicable.

Item 9    Notice of Dissolution of Group.

         Inapplicable.

Item 10   Certification.

         Inapplicable.

---------------------------             ----------------------------------------
CUSIP NO. 693189 10 2                   Page  5  of  5   Pages
---------------------------             ----------------------------------------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    February 14, 1997
                                    -----------------
                                    Date


                                    /s/ Gilbert H. Steinberg
                                    ------------------------
                                    Signature


                                    Gilbert H. Steinberg
                                    --------------------
                                    Name